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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                           Pinnacle Data Systems, Inc.
                ------------------------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
                ------------------------------------------------
                         (Title of Class of Securities)

                                   723454 10 4
                          -----------------------------
                                 (CUSIP Number)

                                December 31, 2001
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-(c)
[X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 723454 10 4
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     (1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
          John D. Bair

--------------------------------------------------------------------------------

     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]

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     (3)  SEC Use Only

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     (4)  Citizenship or Place of Organization             United States

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Number of      (5)  Sole Voting Power                  1,418,600  shares
Shares
Beneficially  ------------------------------------------------------------------
Owned by      *(6)  Shared Voting Power                   25,324  shares
Each
Reporting     ------------------------------------------------------------------
Person With    (7)  Sole Dispositive Power             1,421,700  shares

              ------------------------------------------------------------------
               (8)  Shared Dispositive Power                   0  shares

              ------------------------------------------------------------------

     (9) Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,924 shares

--------------------------------------------------------------------------------

     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

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     (11) Percent of Class Represented by Amount in Row 9        25.71%

--------------------------------------------------------------------------------

     (12) Type of Reporting Person (See Instructions)               IN

--------------------------------------------------------------------------------

*Includes 11,324 shares in the Pinnacle Data Systems, Inc. 401(K) Profit Sharing Plan over which Mr. Bair shares voting power as a co-trustee. Mr. Bair has sole dispositive power over 3,100 of such shares. Also includes 8,000 shares owned by Mr. Bair's spouse and 6,000 shares, which may be acquired by Mr. Bair's spouse upon the exercise of stock options that are exercisable in the next 60 days.


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Item 1(a)       Name of  Issuer:

                    Pinnacle Data Systems, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    6600 Port Road
                    Groveport, Ohio 43125

Item 2(a)      Name of Person Filing:

                    John D. Bair

Item 2(b)      Address of Principal Office or, if none, Residence:

                    6600 Port Road
                    Groveport, Ohio 43125

Item 2(c)      Citizenship:

                    United States

Item 2(d)      Title of Class of Securities:

                     Common Shares, without par value

Item 2(e)      CUSIP Number:

                    723454 10 4

Item 3.

                    Not Applicable.

Item 4.        Ownership:

                    The information contained in rows 5 through 9, inclusive, and row 11 of the cover page and the footnote thereto are incorporated herein by reference.

Item 5.        Ownership of Five Percent or Less of a Class:

                    Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                    Not Applicable.


                                       -3-

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Item 7.        Identification and Classification of the Subsidiary which
               Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not Applicable.

Item 8.        Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9.        Notice of Dissolution of Group:

                    Not Applicable.

Item 10.       Certification:

                    Not Applicable.


                                       -4-

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 12, 2002                      /s/ John D. Bair
                                       ----------------------------------------
                                       John D. Bair

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